FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 14, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 14, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer releaes additional descriptions of uranium properties located in the three provinces of Catamarca, La Rioja and San Juan, Argentina.

Item 5.	Full Description of Material Change

The Issuer releases additional descriptions of properties located in the three provinces of Catamarca, La Rioja and San Juan acquired through the purchase of Madero Minerals S.A. (news release dated July 12, 2005). There are a total of five properties in the three provinces that are part of a larger package of highly prospective concessions located in northwest Argentina. Each property in the three provinces has known uranium occurrences.

Background data on the two most advanced properties, the Fiambala Property in Catamarca Province and the Los Colorados Property in La Rioja Province, is highly encouraging.

The Fiambala Property covers 1000 Ha and is located 10 Km SE of the town of Fiambala. Strategically located, Fiambala surrounds part of a CNEA (Atomic Energy Commission of Argentina) property known as Las Termas. The Las Termas mineralized zone measures roughly 2400 M long (NE – SW) by about 400 M wide and consists of quartz veins, stockworks and disseminations carrying pitchblende, pyrite and fluorite in a host rock sequence consisting of Precambrian metasedimentary rocks intruded by a granite stock. The mineralization is considered to be related to late stage mineralizing fluids emanating from the granite body.

The Los Colorados Property covers 10,000 Ha and is located in south central La Rioja Province about 65 Km South of La Rioja City. Included on the Los Colorados Property is a formerly producing open pit uranium mine. Extensively explored and drilled, the mine was in operation between 1992 – 1996 producing 55,000 Kg of uranium concentrates which was sold to CNEA. This is a roll front type, sediment hosted occurrence similar to those found on the Colorado Plateau district of Utah / Colorado, U.S.A.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gary Freeman – Vice President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

September 14, 2005